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                          October 28, 2020

       Marlene Krauss
       Chief Executive Officer
       KBL MERGER CORP. IV
       30 Park Place
       Suite 45E
       New York, NY 10007

                                                        Re: KBL MERGER CORP. IV
                                                            Form S-1
                                                            Filed October 19,
2020
                                                            File No. 333-249539

       Dear Dr. Krauss:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Stacie
Gorman at 202-551-3585 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Real Estate & Construction
       cc:                                              Michael T. Campoli,
Esq.